Studsvik®

03 FEB 10 AM 7:21

Datum – Date
January 30, 2003

Ert datum – Your date

Vår referens – Our reference

Er referens – Your reference

82-5172

03003728

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate
Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Studsvik AB (publ) - Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We hereby furnish this letter and accompanying information to the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. Our file number with the Commission is 82-5172.

If you have any questions please contact the undersigned at +46 155 22 10 61 or fax: +46 155 22 10 60.

Yours sincerely,

Inger Wahlström
Information

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Enclosure:
Press Release January 30, 2003: Studsvik wins arbitration

Studsvik®

PRESS RELEASE

Datum – Date

January 30, 2003

Studsvik wins arbitration

In connection with the construction of Studsvik's waste treatment facility in Erwin, USA, a dispute arose regarding raised construction costs etc. The dispute, which was dealt with by an arbitration panel, was between Studsvik's subsidiary, Studsvik, Inc., and a consortium consisting of Metric Constructors and Duke Engineering (Metric Duke).

The arbitration panel is now ordering the consortium to pay Studsvik, Inc. ***4,3*** million dollars as compensation for raised construction costs.

Studsvik has been withholding payments to the consortium of 3,4 million dollars and so the order implies a net payment to Studsvik of ***0,9*** million dollars.

"We are pleased to finally put these long proceedings behind us. Now we can devote all our energy to continuing to develop our operations in the American market, both as regards conventional nuclear waste in the Erwin facility and as regards the federal waste we treat in our company THOR Treatment Technologies. The decision of the arbitration court means that the acquisition value of the Erwin facility will be written down, which improves the group's operating result by about ***0,3*** million dollars per year" says the Chief Executive Officer Hans-Bertil Håkansson.

For further information please contact:
Hans-Bertil Håkansson, Chief Executive Officer, tel +46 155 22 10 26.

See also www.studsvik.se

Facts about Studsvik
Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises four strategic business units (SBU) - Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine.